HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

September 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed on August 28, 2024
File No. 333-270958

Ladies and Gentlemen:

This letter is in response to the letter dated September 5, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment to Form F-1 filed August 28, 2024

General

1.	We note that you have deleted disclosures relating to the Trial Measures filings process with the CSRC from your Summary and Risk Factors sections. Please restore these disclosures as they existed in the previous amendment to your registration statement filed on June 21, 2024, together with updates if and as appropriate.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have restored these disclosures as they existed in the previous amendment to the registration statement filed on June 21, 2024.

Exhibits

2.	Please have counsel remove assumption 2.11 from the legal opinion filed as Exhibit 5.1 It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

RESPONSE: With respect to assumption 2.11, the Cayman Islands Counsel, Mourant Ozannes (Cayman) LLP, respectfully submits that it is necessary and should not be omitted for the following reasons:

(i) a resolution to wind up the Company may have been passed of which we are not aware, which this is a factual matter that we cannot independently verify;

(ii) whether or not the Company is insolvent (but not in liquidation) is a matter of fact that we are not able to verify;

(iii) if the Company is insolvent, any transactions entered into by it may be challenged by the liquidator (e.g., as an undervalue transaction, unfair preference, or extortionate credit transaction);

(iv) a recent application for the Company’s insolvent liquidation may have been filed at the Grand Court, which does not show on the Court Searches, and, if the Company is in liquidation, its directors cease to have the power to deal with its assets or to cause it to enter into contracts; and

(v) following the commencement of a voluntary liquidation, any transfer of shares without the sanction of the liquidator and any alteration in a company’s members is void.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer